Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Our Future Path Roger Krone, Chairman & CEO March 8, 2016

Cautionary Statement Regarding Forward Looking Statements The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ 2015 Transition Report on Form 10-K for the 11-months ended January 1, 2016 which is available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. Additional Information and Where to Find It In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com. This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2015 Transition Report on Form 10-K filed with the SEC on February 26, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Legal Disclosures ©2016 LEIDOS. ALL RIGHTS RESERVED.

MISSION VISION Through our culture of innovation, we will develop deep customer trust and create enduring solutions that improve our world. Be a leader in the application of information to solve important customer problems To be a recognized global leader in solving important problems in National Security, Critical Infrastructure, and Health. Through the inspired work of our diverse employees, we will deliver innovative, scalable solutions for our customers. We will do this with sustainability in mind, while also caring for our employees and the communities in which we operate. ©2016 LEIDOS. ALL RIGHTS RESERVED.

Basis for Industry Competition ©2016 LEIDOS. ALL RIGHTS RESERVED.   People Experience – both technical and domain knowledge Customer relationships – understanding the mission requirements Capabilities Advanced technology-based solutions Large scale network design & operation Data driven intelligence Cost Competitive cost structure across all served markets Aiming to provide best value solutions to the customer

Our Strategy ©2016 LEIDOS. ALL RIGHTS RESERVED.   Build the best global solutions company addressing significant challenges in the regulated marketplace.

What Makes Us Distinctive: Competitive Levers Leidos’ 3 Competitive Levers are Unique, Complete, and Proven 3 Key Levers The Leidos Performance Value Chain Deep Customer Domain Knowledge Deep scientific, technology, and subject matter expertise Complex data and analytic insight Relevant customer operational expertise Community thought leadership 1 People, Process, and Tools Highly educated workforce ISO, CMMI certifications Physics-based modeling and simulation 2 Scalable Capabilities Applied research and development Pilot engagements and system prototypes Component, systems, and subsystems Agile, quick reaction/ delivery solutions 3 ©2016 LEIDOS. ALL RIGHTS RESERVED.

Leidos Overview ©2016 LEIDOS. ALL RIGHTS RESERVED.   Disruptive C4ISR solutions that proactively address our most critical national security needs. Strong national security credentials provide foundation for protecting customers in all markets we serve. Optimally tailored to customer needs; speed and quality through simulation-based modeling and use of open architectures. Widespread and deep expertise in scientific phenomena spanning physics, chemistry, and the social and life sciences. Tools and expertise built to deliver actionable intelligence from disparate data sources. Designed for the intelligence community, applicable to all markets we serve. Geographically distributed, agile environment and experience.

Roger Krone Chairman and Chief Executive Officer Jim Reagan Chief Financial Officer Mike Leiter Executive Vice President John Fratamico President, Surveillance & Reconnaissance Jon Scholl President, Health and Engineering ABOUT OUR TEAM 18,000 Dedicated Employees Sarah Allen Chief Human Resources Officer Vince Maffeo General Counsel Gulu Gambhir Chief Technology Officer Michele Brown Ethics & Compliance Bettina Welsh Internal Audit Sciences Engineering Business, Law & Economics Social Sciences Veterans Non-Veterans Concentration Veterans Mary Craft President, Global Services Our Executive Leadership Team ©2016 LEIDOS. ALL RIGHTS RESERVED.

Strategic Rationale Creates a leading Government & IT Services player with mission-critical domain expertise and high-technical competencies Highly complementary market offerings, capability, and customer reach Synergies Identifiable run-rate synergies of $120mm, with significant portion captured in 2017 Enhanced competitiveness with cost synergies drive additional growth Longer term revenue synergies enable upside potential Integration planning already underway Improved Financial Profile Transaction adds ~$500mm of incremental EBITDA, with improved growth prospects in 2017 and beyond Enhances Leidos financial profile with structurally higher margins, earnings growth and significant cash flow generation A Strategic Transaction ©2016 LEIDOS. ALL RIGHTS RESERVED.

Pro forma Leidos Positioned For Growth

	Leidos	Pro Forma Leidos
Increased Scale With More Balanced Portfolio	~$5 billion Civil & Commercial: 28% Defense & Intel: 72%	~$10 billion Civil & Commercial: 45% Defense & Intel: 55%
Competitive Cost Structure and Structurally Higher EBITDA Margin	~8.0%	~9.5 – 10%
Improved Free Cash Flow Generation	~$250 million	> 2x FCF [(1)]

(1) Excludes one-time integration costs.

11

©2016 LEIDOS. ALL RIGHTS RESERVED.

leidos

Integration Philosophy and Timeline

Integration Philosophy

Apply Leidos **"Line-Functional Matrix"**

Focus early organization **integration on areas with revenue growth** synergies (including Health IT / Airport Modernization)

Business Development alignment with customers via Account Managers, to maintain customer intimacy

Internationally, consolidate offices and manage country-by-country

Apply Leidos **policies and processes** throughout

Setup (currently underway)

- Established transition / integration team
- Develop deeper knowledge of IS&GS organization, policies and procedures

Design (~2 months)

- Develop overall organization plan (including level 2 structure)
- Identify key leaders

Detailed Planning (~2-3 months)

- Refine detailed organization plan (including level 3 structure)
- Detailed integration plan for IT / Finance / Payroll and other support systems

Implement (~6-12 months post close)

- Execute all detailed Integration Plans
- Implement refined universal policies and procedures
- Key external communications (e.g. DCMA / DCAA)
- Track / report progress against key identified milestones

leidos

Navigating a Career Path 1977 +10 years +20 years +30 years TECHNICAL PROFESSIONAL MANAGEMENT EXECUTIVE A-12 AH-64D Financial Planning Treasurer Info Systems Chairman & CEO Treasury F-16 F-16XL CFO ©2016 LEIDOS. ALL RIGHTS RESERVED.

What’s Important ©2016 LEIDOS. ALL RIGHTS RESERVED.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 1, 2016, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.